Primary Business Name: USTOCKTRADE SECURITIES, INC. **BD Number: 16208**

BD - AMENDMENT

03/26/2021

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

(•) **Yes** ( ) **No**

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
ANDERSON, AUREL DAVINA	I	PRESIDENT	10/2020	NA	Y	N	6573760
GEORGE, KENNETH RONALD	I	PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL OPERATIONS OFFICER	03/2021	NA	N	N	2643369
MATTEINI, FRANCESCO	I	CCO	01/2017	NA	N	N	4991747
USTOCKTRADE, LLC	DE	OWNER	09/2014	E	Y	N	37-1601779